Exhibit 99.2

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months periods ended September 30, 2013 and 2012
(Expressed in thousands of US dollars, unless otherwise stated)
(Unaudited)

SILVERCORP METALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited) (Expressed in thousands of U.S. dollars)

	Notes	September 30, 2013	March 31, 2013
ASSETS
Current Assets
Cash and cash equivalents	22	$76,075	$72,283
Short-term investments		22,962	45,623
Trade and other receivables		1,494	1,442
Inventories	3	5,222	7,522
Due from related parties	12	24	123
Prepaids and deposits		7,063	5,118
Assets held for sale	23	32,290	-
		145,130	132,111

Non-current Assets
Long-term prepaids and deposits		1,559	1,877
Investment in an associate	4	6,288	6,523
Other investments	5	12,362	15,516
Plant and equipment	6	106,883	103,517
Mineral rights and properties	7	254,529	316,678
TOTAL ASSETS		$526,751	$576,222

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$34,672	$29,285
Deposits received		15,652	11,497
Dividends payable		4,152	4,204
Income tax payable		2,651	1,349
Due to related parties	12	-	1,207
Liabilities held for sale	23	3,021	-
		60,148	47,542

Non-current Liabilities
Deferred income tax liabilities		13,950	24,603
Environmental rehabilitation		6,002	5,974
Total Liabilities		80,100	78,119

Equity
Share capital	9	233,217	233,082
Share option reserve		9,584	8,314
Reserves		24,717	24,717
Accumulated other comprehensive loss	10	(264)	(1,495)
Retained earnings		108,853	155,817
Total equity attributable to the equity holders of the Company		376,107	420,435

Non-controlling interests	11	70,544	77,668
Total Equity		446,651	498,103

TOTAL LIABILITIES AND EQUITY		$526,751	$576,222
Commitments and contingencies	21

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited) (Expressed in thousands of U.S. dollars, except for per share figures)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2013	2012	2013	2012

Sales		$28,460	$45,209	$68,295	$89,758
Cost of sales	13	14,823	16,794	37,305	35,788
Gross profit		13,637	28,415	30,990	53,970

General and administrative	14	7,054	6,191	14,555	13,037
General exploration and property investigation		764	887	1,812	1,853
Other taxes	15	572	842	1,167	1,648
Foreign exchange loss (gain)		798	1,142	(1,083)	365
Loss on disposal of plant and equipment	6	95	5	123	25
Share of loss in associate	4	139	182	153	189
Impairment of mineral rights and properties	7,8,23	66,573	-	66,573	-
(Gain) loss on investments	5	(31)	(693)	543	593
Other income		(41)	(93)	(156)	(168)
(Loss) income from operations		(62,286)	19,952	(52,697)	36,428

Finance income	16	978	851	1,906	1,842
Finance costs	16	(33)	(23)	(66)	(45)
(Loss) income before income taxes		(61,341)	20,780	(50,857)	38,225

Income tax (recovery) expense	17	(8,034)	7,277	(4,034)	15,204
Net (loss) income		$(53,307)	$13,503	$(46,823)	$23,021

Attributable to:
Equity holders of the Company		$(43,201)	$9,500	$(38,639)	$15,614
Non-controlling interests	11	(10,106)	4,003	(8,184)	7,407
		$(53,307)	$13,503	$(46,823)	$23,021

(Loss) earnings per share attributable to the equity holders of the Company
Basic (loss) earnings per share		$(0.25)	$0.06	$(0.23)	$0.09
Diluted (loss) earnings per share		$(0.25)	$0.06	$(0.23)	$0.09
Weighted Average Number of Shares Outstanding - Basic		170,781,384	170,719,933	170,781,222	170,706,702
Weighted Average Number of Shares Outstanding - Diluted		170,781,384	171,062,715	170,781,222	171,072,838

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2013	2012	2013	2012
Net (loss) income		$(53,307)	$13,503	$(46,823)	$23,021
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		2,463	8,587	4,969	2,394
Items that will not subsequently be reclassified to net income or loss:
Unrealized gain (loss) on equity investments designated as FVTOCI, net of tax of $nil	5	384	405	(2,678)	(3,374)
Other comprehensive income (loss), net of taxes		$2,847	$8,992	$2,291	$(980)
Attributable to:
Equity holders of the Company		$2,705	$8,252	$1,231	$(1,087)
Non-controlling interests		142	740	1,060	107
		$2,847	$8,992	$2,291	$(980)
Total comprehensive (loss) income, net of taxes		$(50,460)	$22,495	$(44,532)	$22,041

Attributable to:
Equity holders of the Company		$(40,496)	$17,752	$(37,408)	$14,527
Non-controlling interests		(9,964)	4,743	(7,124)	7,514
		$(50,460)	$22,495	$(44,532)	$22,041

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2013	2012	2013	2012
Cash provided by
Operating activities
Net income		$(53,307)	$13,503	$(46,823)	$23,021
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation		33	23	66	45
Depreciation, amortization and depletion		4,550	3,114	8,482	7,190
Share of loss in associate		139	182	153	189
Impairment of mineral rights and properties		66,573	-	66,573	-
Write down of inventories		-	348	-	348
Income tax (recovery) expense		(8,034)	7,277	(4,034)	15,204
(Gain) loss on investments		(31)	(693)	543	593
Loss on disposal of plant and equipment		95	5	123	25
Share-based compensation		602	872	1,317	1,608
Income tax paid		(1)	(5,860)	(3,350)	(14,375)
Changes in non-cash operating working capital	22	(4,989)	5,146	205	9,321
Net cash provided by operating activities		5,630	23,917	23,255	43,169

Investing activities
Mineral rights and properties
Capital expenditures		(12,962)	(14,097)	(26,605)	(26,413)
Plant and equipment
Additions		(5,874)	(7,957)	(11,427)	(17,585)
Other investments
Acquisition		-	(80)	-	(595)
Net (purchases) redemptions of short-term investments		(2,354)	12,457	22,637	(2,355)
Deposit received for sale of subsidiaries	23	3,256	-	4,886	-
Net cash used in investing activities		(17,934)	(9,677)	(10,509)	(46,948)

Financing activities
Related parties
Payments made		(66)	(72)	(1,476)	(349)
Repayments received		99	325	369	659
Non-controlling interests
Distribution		-	(7,388)	-	(7,388)
Cash dividends distributed		(4,130)	(4,220)	(8,290)	(8,525)
Proceeds from issuance of common shares		88	19	88	113
Net cash used in financing activities		(4,009)	(11,336)	(9,309)	(15,490)
Effect of exchange rate changes on cash and cash equivalents		759	2,775	359	(1,357)
Increase (decrease) in cash and cash equivalents		(15,554)	5,679	3,796	(20,626)
Cash and cash equivalents, beginning of the period		91,633	83,655	72,283	109,960
Cash and cash equivalents included in assets held for sale		(4)	-	(4)	-
Cash and cash equivalents, end of the period		$76,075	$89,334	$76,075	$89,334
Supplementary cash flow information	22

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
				Share		Accumulated other		Total equity attributable	Non-
		Number of		option		comprehensive	Retained	to the equity holders of	controlling
	Notes	shares	Amount	reserve Reserves		income (loss)	earnings	the Company	interests	Total equity
Balance, April 1, 2012		170,681,974	$232,678	$5,552	$24,717	$25,285	$145,580	$433,812	$77,020	$510,832
Options exercised		99,084	404	(131)	-	-	-	273	-	273
Share-based compensation		-	-	2,893	-	-	-	2,893	-	2,893
Cash dividends		-	-	-	-	-	(16,974)	(16,974)	-	(16,974)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(15,248)	(15,248)
Disposition of non-controlling interests upon sale of a subsidiary		-	-	-	-	-	-	-	173	173
Comprehensive income (loss)		-	-	-	-	(26,780)	27,211	431	15,723	16,154
Balance, March 31, 2013		170,781,058	$233,082	$8,314	$24,717	$(1,495)	$155,817	$420,435	$77,668	$498,103
Options exercised		30,000	135	(47)	-	-	-	88	-	88
Share-based compensation	9(b)	-	-	1,317	-	-	-	1,317	-	1,317
Dividends declared	9(c)	-	-	-	-	-	(8,325)	(8,325)	-	(8,325)
Comprehensive income (loss)		-	-	-	-	1,231	(38,639)	(37,408)	(7,124)	(44,532)
Balance, September 30, 2013		170,811,058	$233,217	$9,584	$24,717	$(264)	$108,853	$376,107	$70,544	$446,651

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines are in China, with current exploration and development projects in China and Canada.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

The condensed consolidated interim financial statements of the Company, as at and for the three and six months ended September 30, 2013, were authorized for issue in accordance with a resolution of the Board of Directors dated on November 13, 2013.

Operating results for the three and six months ended September 30, 2013, are not necessarily indicative of the results that may be expected for the year ending March 31, 2014.

Details of the Company’s significant subsidiaries are as follows:

			Proportion of ownership interest held
		Place of	September 30,	March 31,	Mineral
Name of subsidiaries	Principal activity	incorporation	2013	2013	properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Mining	Canada	100%	100%	Silvertip
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	RZY
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	Barbados	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	HPG, LM
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%	Ying, TLP
Zhongxing Mining Co., Ltd. ("ZX")	Mining	China	69.75%	69.75%	XBG
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	77.5%	77.5%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	95%	95%	GC
(i) British Virgin Island ("BVI")

Details of the Company’s associate are as follows:

			Proportion of ownership interest held
		Place of	September 30,	March 31,
Name of associate	Principal activity	incorporation	2013	2013
New Pacific Metals Corp. ("NUX")	Mining	Canada	16.2%	16.1%

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2013. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2013, and the policies set forth in Note 2(b).

(b)Adoption of new accounting standards

IAS 1 – Presentation of Financial Statements amendment issued by the IASB in June 2011 provides improved consistency and clarity of the presentation of items of other comprehensive income. The main change was a requirement to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted.

IFRS 10 – Consolidated Financial Statements supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 establishes the principle and application of control as the basis for an investor to identify whether an investor controls an investee and thereby requiring consolidation. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 11 – Joint Arrangements establishes the principle a joint arrangement is classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangement, rather than its legal form. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 12 – Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IAS 28 – Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

Effective April 1, 2013, the Company adopted all of the above standards. The adoption of these standards did not have a material impact on the condensed consolidated interim financial statements.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	INVENTORIES

Inventories consist of the following:

	September 30, 2013	March 31, 2013
Direct smelting ore and stockpile ore	$435	$1,563
Concentrate inventory	713	1,853
Total stockpile and concentrate	1,148	3,416
Material and supplies	4,074	4,106
	$5,222	$7,522

The amount of inventories recognized as expenses during the three and six months ended September 30, 2013 and 2012 were equivalent to the cost of sales.

For the three and six months ended September 30, 2013, stockpile and concentrate inventory in the amount of $nil and $nil, respectively, were written down to its net realizable value (for three and six months ended September 30, 2012, $348 and $348, respectively).

4.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUX”) is a Canadian public company listed on the TSX (symbol: NUX). NUX is a related party of the Company by way of two common directors and officers.

As at September 30, 2013, the Company owned 10,806,300 common shares (March 31, 2013 – 10,806,300) of NUX, representing an ownership interest of 16.2% (March 31, 2013 – 16.1%).

The Company accounts for its investment in NUX common shares using the equity method since it is able to exercise significant influence over the financial and operating policies of NUX. The summary of the investment in NUX common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUX's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2012	9,956,300	$15,872	$9,367
Acquisition of shares from market	850,000	595
Share of loss		(197)
Impairment		(9,640)
Foreign exchange impact		(107)
Balance, March 31, 2013	10,806,300	$6,523	$6,703
Share of loss		(153)
Foreign exchange impact		(82)
Balance, September 30, 2013	10,806,300	$6,288	$5,989

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	OTHER INVESTMENTS

		September 30, 2013	March 31, 2013
Equity investments designated as FVTOCI
Publicly-traded companies	(a)	$2,486	$5,236
Yongning Smelting Co. Ltd.	(b)	9,800	9,653
Jinduicheng Xise (Canada) Co. Ltd.	(c)	-	-
Warrants	(a)	76	627
		$12,362	$15,516

(a) Investments in publicly-traded companies with no significant influence

The Company’s investments in publicly-traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market, or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants.

Common shares are designated as fair value through other comprehensive income (“FVTOCI”) and are measured at fair value on initial recognition and subsequent measurement. As of September 30, 2013, none of the shares held by the Company represented more than 10% of the respective outstanding shares of investees.

Warrants, by their nature, meet the definition of derivatives and are classified as fair value through profit or loss (“FVTPL”). The fair value of the warrants was determined using the Black-Scholes pricing model as at the acquisition date, as well as at each period end. For the three and six months ended September 30, 2013, fair value changes in the amount of $31 and $(543), respectively, are recorded in gain (loss) on investments (for three and six months ended September 30, 2012 – gain (loss) of $693 and $(593), respectively).

Common shares:

			Accumulated mark-to-
		Fair value	market loss included in OCI
March 31, 2013		$5,236	$(2,403)
Unrealized loss on equity investments designated as FVTOCI		(2,678)	(2,678)
Impact of foreign currency translation		(72)	-
September 30, 2013		$2,486	$(5,081)

Warrants:

		Accumulated mark-to-market loss
	Fair value		included in net income
March 31, 2013	$627		$(935)
Loss on investments	(543)		(543)
Impact of foreign currency translation	(8)		-
September 30, 2013	$76		$(1,478)

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Luoyang Yongning Smelting Co. Ltd. (“Yongning Smelting”)

Yongning Smelting is a private company based in China. The Company invested in Yongning Smelting through its subsidiary Henan Found. As at September 30, 2013, the Company’s total investment in Yongning Smelting is $9,800 (RMB 60 million) (March 31, 2013 - $9,653, RMB 60 million), representing 15% (March 31, 2013 - 15%) of Yongning Smelting’s equity interest. The Company determined that there were no significant changes in the fair value of the investment during the period. The investment in Yongning is for long-term investment purposes and consists of common shares of Yongning.

(c) Jinduicheng Xise (Canada) Co. Ltd. (“Jinduicheng”)

Jinduicheng is a private mining company based in Canada. The Company invested in Jinduicheng through a private placement. As at September 30, 2013, the Company’s total investment in Jinduicheng represents 6% (March 31, 2013 - 6%) of Jinduicheng’s total equity interest. The fair value of the investment as at September 30, 2013 was determined to be $nil (CAD$nil) (March 31, 2013 - $nil, CAD$nil), using a market based approach taking into consideration of Jinduicheng’s mineral reserve and resource data and its financial position as at March 31, 2013. The investment in Jinduicheng is for long-term investment purposes and consists of common shares of Jinduicheng.

6.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land and	Office		Motor	Construction
Cost	building	equipment	Machinery	vehicle	in progress	Total
Balance as at April 1, 2012	$47,250	$3,051	$18,167	$5,570	$6,580	$80,618
Additions	7,193	1,619	2,862	887	28,110	40,671
Disposals	(53)	(108)	(96)	(440)	-	(697)
Reclassification of asset groups	956	700	(1,177)	758	(1,237)	-
Impact of foreign currency translation	660	27	257	84	393	1,421
Balance as at March 31, 2013	$56,006	$5,289	$20,013	$6,859	$33,846	$122,013
Additions	856	974	1,590	741	7,281	11,442
Disposals	(31)	(25)	(127)	(171)	-	(354)
Reclassification of asset groups	581	38	4,376	2	(4,997)	-
Reclassification to assets held for sale	(5,588)	(330)	(1,016)	(206)	(49)	(7,189)
Impact of foreign currency translation	792	47	296	83	523	1,741
Ending balance as at September 30, 2013	$52,616	$5,993	$25,132	$7,308	$36,604	$127,653

Accumulated depreciation and amortization
Balance as at April 1, 2012	$(4,370)	$(1,355)	$(4,193)	$(1,912)	$-	$(11,830)
Disposals	10	74	25	359	-	468
Depreciation and amortization	(2,685)	(667)	(2,526)	(1,065)	-	(6,943)
Reclassification of asset groups	2	(253)	314	(63)	-	-
Impact of foreign currency translation	(76)	(5)	(78)	(32)	-	(191)
Balance as at March 31, 2013	$(7,119)	$(2,206)	$(6,458)	$(2,713)	$-	$(18,496)
Disposals	8	16	42	165	-	231
Depreciation and amortization	(1,278)	(435)	(1,108)	(585)	-	(3,406)
Reclassification to assets held for sale	557	190	337	119	-	1,203
Impact of foreign currency translation	(101)	(13)	(138)	(50)	-	(302)
Ending balance as at September 30, 2013	$(7,933)	$(2,448)	$(7,325)	$(3,064)	$-	$(20,770)

Carrying amounts
Balance as at March 31, 2013	$48,887	$3,083	$13,555	$4,146	$33,846	$103,517
Balance as at September 30, 2013	$44,683	$3,545	$17,807	$4,244	$36,604	$106,883

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

During the three and six months ended September 30, 2013, certain plant and equipment were disposed for proceeds of $nil (three and six months ended September 30, 2012 - $nil) and loss of $95 and $123, respectively (three and six months ended September 30, 2012 – loss of $5 and $25, respectively).

7.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

Cost	Ying	TLP	HPG	LM	BYP	GC	XBG	XHP	RZY	Silvertip	Total
Balance as at April 1, 2012	$66,019	$14,043	$6,653	$11,374	$55,858	$76,980	$12,334	$13,564	$-	$27,137	$283,962
Capitalized expenditures	17,316	4,607	3,017	8,372	5,715	15,763	979	6,094	1,382	2,021	65,266
Mining exploration tax credit	-	-	-	-	-	-	-	-	-	(25)	(25)
Environmental rehabiliation	17	886	-	-	496	21	-	-	-	-	1,420
Disposition of mineral property	-	-	-	-	-	-	-	-	(1,167)	-	(1,167)
Foreign currecy translation impact	1,074	242	124	248	820	1,195	178	251	14	(469)	3,677
Balance as at March 31, 2013	$84,426	$19,778	$9,794	$19,994	$62,889	$93,959	$13,491	$19,909	$229	$28,664	$353,133
Capitalized expenditures	8,999	2,098	2,142	4,965	1,985	9,266	362	1,211	-	689	31,717
Mining exploration tax credit	-	-	-	-	-	-	-	-	-	-	-
Environmental rehabiliation	-	-	-	-	-	-	-	-	-	-	-
Impairment loss	-	-	-	-	(49,606)	-	(1,554)	-	-	(15,413)	(66,573)
Reclassify to assets held for sale	-	-	-	-	-	-	(12,500)	-	-	(13,547)	(26,047)
Foreign currecy translation impact	1,296	308	155	319	824	1,434	201	306	(3)	(393)	4,447
Ending balance as at September 30, 2013	$94,721	$22,184	$12,091	$25,278	$16,092	$104,659	$-	$21,426	$226	$-	$296,677

Accumulated depletion
Balance as at April 1, 2012	$(18,531)	$(1,142)	$(1,536)	$(2,102)	$(2,064)	$-	$-	$(66)	$-	$-	$(25,441)
Depletion	(4,464)	(760)	(693)	(632)	(3,860)	-	-	(141)	-	-	(10,550)
Foreign currecy translation impact	(301)	(24)	(29)	(36)	(72)	-	-	(2)	-	-	(464)
Balance as at March 31, 2013	$(23,296)	$(1,926)	$(2,258)	$(2,770)	$(5,996)	$-	$-	$(209)	$-	$-	$(36,455)
Depletion	(2,052)	(481)	(424)	(424)	(1,418)	-	-	(324)	-	-	(5,123)
Foreign currecy translation impact	(361)	(31)	(36)	(43)	(95)	-	-	(4)	-	-	(570)
Ending balance as at September 30, 2013	$(25,709)	$(2,438)	$(2,718)	$(3,237)	$(7,509)	$-	$-	$(537)	$-	$-	$(42,148)

Carrying amounts
Balance as at March 31, 2013	$61,130	$17,852	$7,536	$17,224	$56,893	$93,959	$13,491	$19,700	$229	$28,664	$316,678
Balance as at September 30, 2013	$69,012	$19,746	$9,373	$22,041	$8,583	$104,659	$-	$20,889	$226	$-	$254,529

As at September 30, 2013, the Company recognized total impairment losses of $66,573, before tax, (as at March 31, 2013 - $nil) on its mineral rights and properties; of which $49,606 was applied to the BYP property, $1,554 was applied to the XBG property and $15,413 was applied to the Silvertip property.

8.	IMPAIRMENT

During the three and six months ended September 30, 2013, due to declining metal prices and lower than expected results on certain of the Company’s mineral interests, the Company assessed the recoverable amounts of each cash-generating units (“CGU”) to determine if there were any impairments in the quarter.

The recoverable amounts of the Company’s mineral rights and properties are determined based on their relevant CGU’s future after tax cash flows expected to be derived and represent each CGU’s fair value less estimated costs to sell (“FVLCTS”). The after tax cash flows were determined based on cash flow projections which incorporate management’s best estimates of future metal prices, production levels, recoverable reserves and resources, operating costs, capital expenditures, inflation, tax rates, foreign exchange rates, discount rates and net asset value (“NAV”) multiples over the life of the properties. The significant assumptions used in calculating the Company’s after tax cash flows included a long-term silver price of $18.50 per ounce, a discount rate of 8%, an income tax rate of 25%, and recoverable reserves and resources based on the most recent 43-101 technical reports.

Based on the impairment assessment performed by the Company on its CGUs, the Company concluded that the recoverable amount of its CGUs exceeded their carrying values for all properties except for its BYP

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

property, which is included in the Hunan segment, and an impairment of $49,606 was recognized in the three and six months ended September 30, 2013 (three and six months ended September 30, 2012 - $nil).

9.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at September 30, 2013, were fully paid.

(b) Stock options

The Company has a stock option plan, which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
	Number of	exercise price per
	shares	share CAD$
Balance, March 31, 2013	4,503,969	$6.58
Options granted	876,000	3.34
Options exercised	(60,000)	3.05
Options forfeited	(91,000)	6.22
Options expired	(222,500)	6.16
Balance, September 30, 2013	5,006,469	$6.08

During the three and six months ended September 30, 2013, a total of 876,000 options with a life of five years were granted to directors, officers, and employees at an exercise price ranging from CAD$3.25 to CAD$3.41 per share subject to a vesting schedule over a four-year term with 6.25% options vesting every three months from the date of grant.

The fair value of stock options granted during the six months ended September 30, 2013 and 2012 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Six months ended September 30,
	2013	2012
Risk free interest rate	1.43%	1.16%
Expected life of option in years	3.12 years	3.12 years
Expected volatility	57%	63%
Expected dividend yield	3.0%	1.7%
Estimated forfeiture rate	11%	10%
Weighted average share price	$3.34	$5.86

The weighted average grant date fair value of options granted during the six months ended September 30, 2013 was CAD$1.10 (six months ended September 30, 2012 - CAD$2.28). Volatility was determined based

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

on the historical volatility of the Company’s shares over the estimated life of stock options. For the three and six months ended September 30, 2013, a total of $602 and $1,317, respectively (three and six months ended September 30, 2012 - $872 and $1,608, respectively) in share-based compensation expenses was recognized and included in the general and administrative expenses on the consolidated statements of income.

The following table summarizes information about stock options outstanding at September 30, 2013:

				Number of
	Number of options			options
	outstanding at	Weighted average	Weighted average	exercisable at	Weighted average
Exercise price	September 30,	remaining contractual	exercise price in	September 30,	exercise price in
in CAD$	2013, 2013	life (Years)	CAD$	2013	CAD$
$2.65	522,001	0.55	$2.65	522,001	$2.65
7.00	305,500	1.26	7.00	305,500	7.00
7.40	178,250	1.55	7.40	178,250	7.40
8.23	327,437	2.01	8.23	223,064	8.23
12.16	205,781	2.26	12.16	128,532	12.16
14.96	178,500	2.52	14.96	100,411	14.96
9.20	250,000	2.68	9.20	125,000	9.20
7.27	291,000	3.15	7.27	127,317	7.27
6.69	441,000	3.43	6.69	165,378	6.69
6.53	294,000	3.71	6.53	91,882	6.53
5.35	373,000	3.85	5.35	93,250	5.35
5.40	369,000	4.18	5.40	69,196	5.40
3.91	402,000	4.43	3.91	50,253	3.91
3.25	393,000	4.67	3.25	24,567	3.25
3.41	476,000	4.95	3.41	-	-
$2.65-14.96	5,006,469	3.13	$6.31	2,204,601	$6.50

(c) Cash dividends declared and distributed

During the three and six months ended September 30, 2013, dividends of $4,152 and $8,325, respectively (three and six months ended September 30, 2012 - $4,255 and $8,479, respectively) were declared.

10.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	September 30, 2013	March 31, 2013
Change in fair value on equity investments designated as FVTOCI	$(27,082)	$(24,404)
Currency translation adjustment	26,818	22,909
Balance, end of the period	$(264)	$(1,495)

The unrealized loss on equity investments designated as FVTOCI and change in currency translation adjustment are net of nil tax for all periods presented.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

			Henan		Guangdong		Qinghai
	Henan Found	ZX/CX	Huawei	Yunxiang	Found	SX Gold	Found	Total
Balance, April 1, 2012	$44,838	$5,110	$3,782	$15,525	$2,197	$5,651	$(83)	$77,020
Share of net income (loss)	12,669	(128)	2,572	348	(4)	(535)	(90)	14,832
Share of other comprehensive income (loss)	537	63	74	201	37	(21)	-	891
Distribution	(14,297)	-	(951)	-	-	-	-	(15,248)
Disposition upon sale of a subsidiary	-	-	-	-	-	-	173	173
Balance, March 31, 2013	$43,747	$5,045	$5,477	$16,074	$2,230	$5,095	$-	$77,668
Share of net income (loss)	3,327	(32)	508	19	1	(266)	-	3,557
Share of impairment loss	-	(470)	-	(11,271)	-	-	-	(11,741)
Share of other comprehensive income	628	71	94	200	68	(1)	-	1,060
Balance, September 30, 2013	$47,702	$4,614	$6,079	$5,022	$2,299	$4,828	$-	$70,544

As at September 30, 2013 and March 31, 2013, non-controlling interests in Henan Found, ZX/CX, Henan Huawei, Yunxiang, Guangdong Found and SX Gold were 22.5%, 30.25%, 20%, 30%, 5% and 22.5%, respectively.

12.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Due from related parties	September 30, 2013	March 31, 2013
NUX (a)	$6	$41
Henan Non-ferrous Geology Bureau (b)	18	50
Henan Xinhui Mining Co., Ltd. (g)	-	32
	$24	$123

Due to a related party	September 30, 2013	March 31, 2013
GRT (h)	$-	$1,207

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and six months ended September 30, 2013, the Company recovered $158 and $269, respectively (three and six months ended September 30, 2012 - $143 and $269, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found.

(c)

For the three and six months ended September 30, 2013, the Company paid $102 and $204, respectively (three and six months ended September 30, 2012 - $101 and $194, respectively) to McBrighton Consulting Ltd., a private consulting services company controlled by a director of the Company.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(d)

For the three and six months ended September 30, 2013, the Company paid $nil and $102, respectively (three and six months ended September 30, 2012 - $152 and $300, respectively) to R. Feng Consulting Ltd., a private consulting services company controlled by a director of the Company.

(e)

For the three and six months ended September 30, 2013, the Company paid $148 and $206, respectively (three and six months ended September 30, 2012 - $nil) to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(f)

The Company rents an Beijing office (6,700 square feet) from a relative of a director and officer of the Company for $12 (RMB 74,712) per month. During the three and six months ended September 30, 2013, total rents were $36 and $72, respectively (three and six months ended September 30, 2012 - $36 and $72, respectively).

(g)	Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei.

(h)	GRT Mining Investment (Beijing) Co., Ltd. (“GRT”), a private company controlled by a relative of a director and officer, is a 5% equity interest holder of Guangdong Found.

Transactions with related parties are made on normal commercial terms and are considered to be at arms length. The balances with related parties are unsecured, non-interest bearing, and due on demand.

13.	COST OF SALES

Cost of sales consists of:

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Direct mining and milling cost	$10,675	$13,665	$29,579	$28,995
Depreciation, amortization and depletion	4,148	2,781	7,726	6,445
Write down of inventories	-	348	-	348
Cost of sales	$14,823	$16,794	$37,305	$35,788

14.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended September 30,		Six months ended September 30,
General and administrative	2013	2012	2013	2012
Office and administrative expenses	$2,478	$2,145	$5,669	$5,095
Amortization and depreciation	402	333	756	745
Salaries and benefits	2,178	2,187	4,422	4,299
Share-based compensation	602	872	1,317	1,608
Professional fees	1,394	654	2,391	1,290
	$7,054	$6,191	$14,555	$13,037

15.	OTHER TAXES

Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

16.	FINANCE ITEMS

Finance items consist of:

	Three months ended September 30,		Six months ended September 30,
Finance income	2013	2012	2013	2012
Interest income	$978	$851	$1,906	$1,842

	Three months ended September 30,		Six months ended September 30,
Finance costs	2013	2012	2013	2012
Unwinding of discount of environmental rehabilitation provision	$33	$23	$66	$45

17.	INCOME TAX

Income tax (recovery) expense consists of:

	Three months ended September 30,		Six months ended September 30,
Income tax (recovery) expense	2013	2012	2013	2012
Current	$2,562	$7,148	$4,625	$12,091
Deferred	(10,596)	129	(8,659)	3,113
	$(8,034)	$7,277	$(4,034)	$15,204

For three and six months ended September 30, 2013, deferred income tax recovery of $12,036 and $12,036, respectively (three and six months ended September 30, 2012 - $nil and $nil, respectively) were recovered from the impairment of mineral rights and properties.

18.	CAPITAL DISCLOSURES

The Company’s objectives for capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

19.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).
Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of September 30, 2013 and March 31, 2013, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$76,075	$-	$-	$76,075
Common shares of publicly traded companies	2,486	-	-	2,486
Yongning Smelting Co. Ltd.	-	-	9,800	9,800
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
Warrants	-	76	-	76

(1) Level 3 fi nancial i nstrument

Fair value of the other financial instruments excluded from the table above approximates to their carrying amount as of September 30, 2013 and March 31, 2013, respectively.

Reconciliation of level 3 fair value measurement of financial assets is as follows:

	Fair value through other comprehensive income
	Yongning Smelting	Jinduicheng	Total
Balance at April 1, 2012	$9,525	$22,050	$31,575
Other comprehensive loss arising on revaluation	-	(22,001)	(22,001)
Foreign exchange impact	128	(49)	79
Balance at March 31, 2013	$9,653	$-	$9,653
Foreign exchange impact	147	-	147
Balance at September 30, 2013	$9,800	$-	$9,800

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

In the normal course of business the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	September 30, 2013	March 31, 2013
	Within a year
Accounts payable and accrued liabilities	$34,672	$29,285
Dividends payable	4,152	4,204
	$38,824	$33,489

(c) Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China; therefore the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to a basket of currencies of China’s largest trading partners.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	September 30, 2013	March 31, 2013
Financial assets denominated in U.S. Dollars	$5,865	$14,432
Financial assets denominated in Chinese RMB	$89,409	$102,294

As at September 30, 2013, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.9 million.

As at September 30, 2013, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.01 million.

(d)Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2013.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at September 30, 2013 is considered to be immaterial. There were no amounts in receivable which were past due at September 30, 2013 (at March 31, 2013 -$nil).

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at September 30, 2013, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.2 million.

20.	SEGMENTED INFORMATION

Operating segments are components of the Company whose separate financial information is available and that is evaluated regularly by the Company’s Chief Executive Officer, who is the Chief Operating Decision Maker. The format for segment reporting is based on major project segments segregated by significant geographic locations. The project segments are determined based on the Company’s management and internal reporting structure as follows :

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
China
Henan Luoning	Henan Found and Henan Huawei	Ying, TLP, HPG and LM
Henan Songxian	SX Gold and Zhongxing	XHP and XBG
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	Silvercorp Metals (China) Inc.	N/A
Canada
Silvertip	0875786 B.C. Ltd.	Silvertip
Head Office	Silvercorp Metals Inc.	N/A
Other Regions	BVI and Barbados' holding companies	RZY

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) Geographic information for certain long-term assets are as follows:

September 30, 2013
	China					Canada		Other Regions
	Henan	Henan							Total
Balance sheet items:	Luoning	Songxian (1)	Hunan	Guangdong	Other	Silvertip (1)	Head Office

Plant and equipment	$44,855	$9,408	$4,936	$45,032	$1,614	$-	$1,038	$-	$106,883
Mineral rights and properties	120,172	20,889	8,583	104,659	-	-	-	226	254,529
Investment in an associate	-	-	-	-	-	-	5,062	1,226	6,288
Other investments	9,801	-	-	-	-	-	2,069	492	12,362

March 31, 2013
	China					Canada		Other Regions
	Henan	Henan							Total
Balance sheet items:	Luoning	Songxian	Hunan	Guangdong	Other	Silvertip	Head Office

Plant and equipment	$40,597	$13,914	$4,823	$39,884	$1,641	$1,560	$1,098	$-	$103,517
Mineral rights and properties	103,742	33,191	56,893	93,959	-	28,664	-	229	316,678
Investment in an associate	-	-	-	-	-	-	5,281	1,242	6,523
Other investments	9,653	-	-	-	-	-	5,030	833	15,516

(1) Certain assets were reclassified as assets held for sale at September 30, 2013

(b) Geographic information for operating results are as follows:

Three months ended September 30, 2013
	China					Canada		Other Regions
	Henan	Henan							Total
Statement of operations:	Luoning	Songxian	Hunan	Guangdong	Other	Silvertip	Head Office
Sales	$26,183	$-	$2,277	$-	$-	$-	$-	$-	$28,460
Cost of sales	(12,998)	-	(1,825)	-	-	-	-	-	(14,823)
Gross profit	13,185	-	452	-	-	-	-	-	13,637

Operating (expenses) income	(3,606)	(295)	(497)	23	(531)	(12)	(3,562)	(870)	(9,350)
Impairment loss	-	(1,554)	(49,606)	-	-	(15,413)	-	-	(66,573)
Finance items	933	1	(5)	9	66	-	1	(60)	945
Income tax (expenses) recovery	(2,564)	-	12,253	-	-	-	-	(1,655)	8,034
Net income (loss)	$7,948	$(1,848)	$(37,403)	$32	$(465)	$(15,425)	$(3,561)	$(2,585)	$(53,307)

Attributed to:
Equity holders of the Company	6,240	(1,247)	(26,190)	32	(465)	(15,425)	(3,561)	(2,585)	(43,201)
Non-controlling interests	1,708	(601)	(11,213)	-	-	-	-	-	(10,106)
Net income (loss)	$7,948	$(1,848)	$(37,403)	$32	$(465)	$(15,425)	$(3,561)	$(2,585)	$(53,307)

Three months ended September 30, 2012
	China					Canada		Other Regions
	Henan	Henan							Total
Statement of operations:	Luoning	Songxian	Hunan	Guangdong	Other	Silvertip	Head Office
Sales	$43,730	$-	$1,479	$-	$-	$-	$-	$-	$45,209
Cost of sales	(15,514)	-	(1,280)	-	-	-	-	-	(16,794)
Gross profit	28,216	-	199	-	-	-	-	-	28,415

Operating (expenses) income	(2,889)	(424)	(464)	6	(1,095)	(26)	(3,193)	(378)	(8,463)
Finance items	872	(192)	1	7	53	-	9	78	828
Income tax (expenses) recovery	(6,863)	-	67	-	(1)	-	-	(480)	(7,277)
Net income (loss)	$19,336	$(616)	$(197)	$13	$(1,043)	$(26)	$(3,184)	$(780)	$13,503

Attributed to:
Equity holders of the Company	15,107	(469)	(139)	12	(1,021)	(26)	(3,184)	(780)	9,500
Non-controlling interests	4,229	(147)	(58)	1	(22)	-	-	-	4,003
Net income (loss)	$19,336	$(616)	$(197)	$13	$(1,043)	$(26)	$(3,184)	$(780)	$13,503

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

Six months ended September 30, 2013
	China					Canada		Other Regions
	Henan	Henan							Total
Statement of operations:	Luoning	Songxian	Hunan	Guangdong	Other	Silvertip	Head Office
Sales	$63,196	$-	$5,099	$-	$-	$-	$-	$-	$68,295
Cost of sales	(33,190)	-	(4,115)	-	-	-	-	-	(37,305)
Gross profit	30,006	-	984	-	-	-	-	-	30,990

Operating (expenses) income	(7,431)	(767)	(969)	41	(888)	(20)	(7,797)	717	(17,114)
Impairment loss	-	(1,554)	(49,606)	-	-	(15,413)	-	-	(66,573)
Finance items	1,700	(9)	(9)	17	123	-	3	15	1,840
Income tax (expenses) recovery	(6,349)	(1)	12,040	-	(1)	-	-	(1,655)	4,034
Net income (loss)	$17,926	$(2,331)	$(37,560)	$58	$(766)	$(15,433)	$(7,794)	$(923)	$(46,823)

Attributable to:
Equity holders of the Company	14,091	(1,563)	(26,308)	57	(766)	(15,433)	(7,794)	(923)	(38,639)
Non-controlling interests	3,835	(768)	(11,252)	1	-	-	-	-	(8,184)
Net income (loss)	$17,926	$(2,331)	$(37,560)	$58	$(766)	$(15,433)	$(7,794)	$(923)	$(46,823)

Six months ended September 30, 2012
	China					Canada		Other Regions
	Henan	Henan							Total
Statement of operations:	Luoning	Songxian	Hunan	Guangdong	Other	Silvertip	Head Office
Sales	$86,026	$-	$3,732	$-	$-	$-	$-	$-	$89,758
Cost of sales	(32,704)	-	(3,084)	-	-	-	-	-	(35,788)
Gross profit	53,322	-	648	-	-	-	-	-	53,970

Operating (expenses) income	(6,673)	(1,013)	(918)	(32)	(1,026)	(38)	(7,679)	(163)	(17,542)
Finance items	1,737	(375)	3	7	262	-	82	81	1,797
Income tax (expenses) recovery	(12,957)	(3)	201	-	(12)	-	-	(2,433)	(15,204)
Net income (loss)	$35,429	$(1,391)	$(66)	$(25)	$(776)	$(38)	$(7,597)	$(2,515)	$23,021

Attributable to:
Equity holders of the Company	27,637	(1,059)	(47)	(24)	(743)	(38)	(7,597)	(2,515)	15,614
Non-controlling interests	7,792	(332)	(19)	(1)	(33)	-	-	-	7,407
Net income (loss)	$35,429	$(1,391)	$(66)	$(25)	$(776)	$(38)	$(7,597)	$(2,515)	$23,021

(c) Sales by metal

The revenues generated for the three and six months ended September 30, 2013 and 2012 are as follows:

	Three months Ended September 30, 2013
	Henan Luoning	Hunan	Total
Silver (Ag)	$16,669	$-	$16,669
Gold (Au)	818	2,277	3,095
Lead (Pb)	7,349	-	7,349
Zinc (Zn)	1,347	-	1,347
	$26,183	$2,277	$28,460

	Three months Ended September 30, 2012
	Henan Luoning	Hunan	Total
Silver (Ag)	$29,561	$-	$29,561
Gold (Au)	1,275	1,479	2,754
Lead (Pb)	10,749	-	10,749
Zinc (Zn)	2,145	-	2,145
	$43,730	$1,479	$45,209

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

	Six months Ended September 30, 2013
	Henan Luoning	Hunan	Total
Silver (Ag)	$40,760	$-	$40,760
Gold (Au)	2,101	4,946	7,047
Lead (Pb)	17,182	-	17,182
Zinc (Zn)	3,153	153	3,306
	$63,196	$5,099	$68,295

	Six months Ended September 30, 2012
	Henan Luoning	Hunan	Total
Silver (Ag)	$57,690	$-	$57,690
Gold (Au)	2,361	3,732	6,093
Lead (Pb)	21,932	-	21,932
Zinc (Zn)	4,043	-	4,043
	$86,026	$3,732	$89,758

(d) Major customers

During the six months ended September 30, 2013, three major customers (six months ended September 30, 2012 - two) accounted for 12% to 38%, (six months ended September 30, 2012 - 23% and 54%, respectively) and collectively 74% (six months ended September 30, 2012 - 77%) of the total sales of the Company.

21.	COMMITMENTS AND CONTINGENCIES

Commitments, not disclosed elsewhere in these financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$7,413	$385	$3,961	$3,067
Commitments	$9,842	$3,424	$-	$6,418

As of September 30, 2013, the Company has two office rental agreements totaling $7,413 for the next eleven years and commitments of $9,842 related to the GC property.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. As at September 30, 2013 and March 31, 2013, no contingent liabilities were accrued.

22.	SUPPLEMENTARY CASH FLOW INFORMATION

	September 30, 2013	March 31, 2013
Cash on hand and at bank	$41,170	$40,511
Bank term deposits and GICs	34,905	31,772
Total cash and cash equivalents	$76,075	$72,283

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

	Three Months Ended September 30,		Six Months Ended September 30,
Net change in non-cash working capital	2013	2012	2013	2012
Trade and other receivables	$(193)	$4,620	$(132)	$9,651
Inventories	(133)	(304)	1,240	(959)
Prepaids and deposits	(771)	(1,039)	(2,013)	(379)
Accounts payable and accrued liabilities	(5,060)	(1,709)	1,979	707
Income tax payable	-	518	-	355
Deposits received	1,168	3,060	(869)	(54)
	$(4,989)	$5,146	$205	$9,321
Non-cash transactions:
Additions of plant and equipment included in accounts payable and accrued liabilities	$-	$-	$65	$1,099
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	$-	$-	$3,331	$1,414

23.	ASSETS AND LIABILITIES HELD FOR SALE

(a) XBG property

During the six months ended September 30, 2013, the Company entered into a share transfer agreement (“the Agreement”) with an arm’s length private Chinese company. Pursuant to the Agreement, the Company’s subsidiary, Henan Found will sell its 90% equity interest in ZX for $12.4 million (RMB 76 million). As of October 12, 2013, the Company had received payments of $8,167 (RMB 50 million) (as at September 30, 2013 – received payment of $4,886 (RMB 30 million)) for the sale. Since the transaction is expected to be completed within 12 months, the Company has classified certain assets, liabilities and equity accounts as held for sale as follows:

Assets	September 30, 2013
Cash and cash equivalents	$4
Trade and other receivables	12
Inventories	78
Prepaids and deposits	86
Plant and equipment	4,539
Mineral rights and properties	12,500
Assets held for sale	$17,219

Liabilities
Accounts payable and accrued liabilities	$534
Deferred income tax liabilities	2,345
Environmental rehabilitation	142
Liabilities held for sale	$3,021

Equity
Accumulated comprehensive income	$452
Non-controlling interests	4,613
Amounts recognized directly in equity related to assets classified as held for sale	$5,065

ZX is part of the Henan Songxian reporting segment. Based on the terms of the agreement, the Company evaluated the FVLCTS for the property and determined that the mineral rights and properties were impaired at September 30, 2013 and recognized an impairment of $1,554 during the quarter. For the

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) (Expressed in thousands of U.S. dollars, unless otherwise stated)

three and six months ended September 30, 2013, the net loss incurred by ZX was $1,087 and $1,157, respectively (three and six months ended September 30, 2012 – net loss of $100 and $238, respectively); of which $1,554 and $1,554, respectively (three and six months ended September 30, 2012 - $nil) was impairment loss on the XBG property.

(b) Silvertip property

During the six months ended September 30, 2013, the Company entered into a purchase agreement with an arm’s length private Canadian company. Pursuant to the purchase agreement, the Company’s subsidiary, 0875786 B.C. Ltd. will sell its 100% ownership of the Silvertip property and its related assets for $15.1 million (CAD $15.5 million). As of November 13, 2013, the Company had completed the transaction and had received the full payment of $15.1 million. As at September 30, 2013, the Company has classified certain assets, liabilities and equity accounts as held for sale as follows:

Assets	September 30, 2013
Long-term prepaids and deposits	$77
Plant and equipment	1,447
Mineral rights and properties	13,547
Assets held for sale	$15,071

Silvertip is part of the Canada reporting segment. Based on the terms of the agreement, the Company evaluated the FVLCTS for the property and determined that the mineral rights and properties were impaired at September 30, 2013 and recognized an impairment of $15,413 during the quarter. For the three and six months ended September 30, 2013, net loss incurred by Silvertip was $15,425 and $15,433, respectively (three and six months ended September 30, 2012 – net loss of $26 and $38, respectively); of which $15,413 and $15,413, respectively (three and six months ended September 30, 2012 - $nil) was impairment loss on the Silvertip property.